Lichinigin Platinum Corp.

EMERALD ISLE RESOURCES INC.
106 Fielding Road, Lively, Ontario, Canada, P3Y 1L5
Telephone 705-682-0649 *Fax 705-682-2447*

02 FEB -5 AM 8:27

US 12(g)3-2(b) exemption # 82-1456

SUPPL

December 21, 2001

Via First Class Mail



02 FEB -6 AM 8:27

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Securities & Exchange Commission
450 - 5th Street N.W.
Washington DC 20549

Attention: Office of International Corporate Finance

Dear Reader:

Enclosed please find a copy of Emerald Isle Resources Inc.'s news release of December 20, 2001, for your records.

If you have any questions, please contact our office.

Thank you.

Yours truly,

M.N. Lapierre

EMERALD ISLE RESOURCES INC.
Per: M.N. Lapierre
Administration

/ml
Encl.

5/15

EMERALD ISLE RESOURCES INC.
106 Fielding Rd.
Lively, Ontario, Canada, P3Y 1L5

Tel: (705) 682-9234
Fax: (705) 682-2447

News Release - December 20, 2001
CDNX:EIR

Company announces option to acquire mining lease in Nova Scotia and joint venture negotiations, and the grant of an option to acquire mining claims in Chester Twp.

The Company is pleased to announce that it has entered into an option agreement to acquire a mining lease consisting of 24 claims in Cape Breton, Nova Scotia. This property has been explored since the 1930's for zinc, but the Company's primary interest is the geological unit brucite in which the zinc occurs; brucite is high in magnesium oxide. Exploration and sampling have indicated a deposit width of up to 300 ft., traced for over 4,000 ft. The zinc zone follows along the contact of the brucite and calcite zone. Preliminary metallurgical work has indicated this is an excellent source of magnesium and calcium rock for the making of magnesium chloride, calcium chloride, and calcium acetate products used for deicing and dust suppression.

In order to keep the option in good standing and to acquire the mining lease, the Company has paid a $2,000. deposit, and must make further payments according to the following schedule:

$4,000	on or before August 22, 2002
$4,000	on or before August 28, 2003
$10,000.	on or before August 28, 2004
$25,000.	on or before August 28, 2005
$25,000.	on or before August 28, 2006

Within 180 calendar days after August 28, 2006, a final payment of $100,000. is required.

The property is subject to a royalty of $0.25 per tonne mined, payable semi-annually to the optionee.

The Company has recently signed a letter of intent with a private, Ontario-based company to enter into a joint venture; the venture's objective will be to carry out the pre-production, development and plant/equipment programs needed to establish the commercial production of magnesium chloride, calcium chloride, and calcium magnesium acetate from ore derived from the Cape Breton property. Terms and conditions of the joint venture are currently under negotiation. The Company has received a non-refundable deposit of $25,000. Under the terms of the letter of intent, the final form of agreement must be completed, and closing must take place, by the end of January 2002, unless extended by Emerald Isle Resources Inc.

The Company also announces that it has granted a private, Ontario-based exploration company the option to acquire an 80% interest in seventeen unpatented gold mining claims in Chester Twp., Ontario. The Company has received a $15,000. deposit, and in order to keep the option in good standing and to acquire its interest, the optionee must pay $15,000. per year for the next 4

years. The optionee must also incur $200,000. in qualified exploration expenditures by August 31, 2005. Upon payment in full of the option price, which may be accelerated at the optionee's discretion, the Company and the optionee shall enter into a joint venture, with the objective of exploiting the property. The Company will participate in the management of the project, but will have no obligation to contribute any funds in order to retain its 20% interest.

For further information, please contact the company at 705-682-9234, or write to 106 Fielding Rd., Lively, Ontario, P3Y 1L5.

On behalf of the Board of Directors,



Edward J. Blanchard
President